[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP]



                                October 11, 2005



VIA EDGAR
---------


H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303

                           Re: Zond Windsystem Partners, Ltd. Series 85-C Registration Statement on Form 10
                                    Filed August 31, 2005
                                    File No. 0-51511

Dear Mr. Owings:

               On behalf of Zond Windsystem Partners, Ltd. Series 85-C (the "Company"), we have the following response to the comment in your comment letter dated September 30, 2005 relating to the registration statement on Form 10 filed by the Company on August 31, 2005.

               For your convenience, we have included your comment below in bold with the Company's corresponding response following such bold comment.


Comment
-------

     1. In the Explanatory Note and Business section, you acknowledge a potential obligation as early as 1990 to register your units under
          Section 12(g) of the Exchange Act. Please be aware that filing this Form 10 now to register a class of securities under Section 12(g) does not necessarily extinguish any of your prior obligations under Section 12, Section 13, and other applicable provisions of the Exchange Act.

H. Christopher Owings
October 11, 2005
Page 2



               The Company is aware that filing this Form 10 now to register a class of securities under Section 12(g) does not necessarily extinguish any of its prior obligations under Section 12, Section 13, and other applicable provisions of the Exchange Act.

               As requested in your letter, the Company acknowledges that:

          - the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


               Please do not hesitate to call me at (202) 371-7222 with any questions regarding the foregoing.



                                        Very truly yours,

                                        /s/ Nancy Rubin

                                        Nancy G. Rubin
                                        Skadden, Arps, Slate, Meagher & Flom LLP


cc:      Eric D. Gadd
         President and Chief Executive Officer
         Zond Windsystems Management V LLC
         General Partner of Zond Windsystem Partners, Ltd. Series 85-C